April 4, 2005


By facsimile to (212) 808-4155 and U.S. Mail


Mr. Michael W. Levin
Chief Executive Officer and President
Media Sciences International, Inc.
8 Allerman Road
Oakland, NJ 07437

RE:	Media Sciences International, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-3
	Filed March 18, 2005
	File No. 333-122400
	Annual Report on Form 10-KSB for the fiscal year ended June
30,
2004 and
	Subsequent Exchange Act Reports
	File No. 1-16053

Dear Mr. Levin:

	We reviewed the filings and have the comments below.

S-3/A1

Exhibit 23

1. Obtain and file in an amendment to the registration statement updated consents from Media Sciences` independent public accounting firms.


10-KSB

Note 10.  Warranty Expenses

2. Refer to prior comment 24. In future filings, present separately warrant expenses incurred and insurance settlements in the warranty reserve rollforward. In future filings, revise MD&A to disclose separately and discuss warranty expenses related to the product recall and other warranty expenses.

Closing

	File an amendment to the S-3 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the registration statement`s accuracy and adequacy to make certain that all information required under the Securities Act of 1933 is included. Since Media Sciences and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Media Sciences requests acceleration of the registration statement`s effectiveness, Media Sciences should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Media Sciences from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Media Sciences may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	We direct your attention to Rules 460 and 461 of Regulation C under the Securities Act on requesting acceleration of a registration statement`s effectiveness. Allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Provide this request at least two business days before the requested effective date.

      You may direct questions on accounting comments to Bret A.
Johnson, Staff Accountant, at (202) 824-5478 or Anne M. McConnell, Senior Staff Accountant, at (202) 942-1795. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at (202) 942-1950.

Very truly yours,





Pamela A. Long

Assistant Director




cc:	Dan Brecher, Esq.
	Law Offices of Dan Brecher
	99 Park Avenue, 16th Floor
	New York, NY 10016



Mr. Michael W. Levin
April 4, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE